FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2024
Commission File Number: 001-38757
Takeda Pharmaceutical Company Limited
(Translation of registrant’s name into English)
1-1, Nihonbashi Honcho 2-chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F       X                 Form 40-F

Information furnished on this form:
EXHIBIT
Exhibit Number

4.1	Form of $1,100,000,000 5.300% Senior Notes due 2034
4.2	Form of $800,000,000 5.650% Senior Notes due 2044
4.3	Form of $600,000,000 5.650% Senior Notes due 2054
4.4	Form of $500,000,000 5.800% Senior Notes due 2064
5.1	Opinion of Sullivan & Cromwell LLP regarding $1,100,000,000 5.300% Senior Notes due 2034, $800,000,000 5.650% Senior Notes due 2044, $600,000,000 5.650% Senior Notes due 2054 and $500,000,000 5.800% Senior Notes due 2064
5.2	Opinion of Nishimura & Asahi regarding $1,100,000,000 5.300% Senior Notes due 2034, $800,000,000 5.650% Senior Notes due 2044, $600,000,000 5.650% Senior Notes due 2054 and $500,000,000 5.800% Senior Notes due 2064

The registrant hereby incorporates Exhibits 4.1 through 4.4 and 5.1 through 5.2 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (File No. 333-280469) of the registrant, filed with the Securities and Exchange Commission on June 26, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 5, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller